UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 2*


Name of Issuer: W. R. Berkley Corporation


Title of Class of Securities: Common Stock


CUSIP Number: 08442310-2


Date of Event Which Requires Filing of this Statement: 12/31/2003

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 08442310-2

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Capital Management LLC
    EIN #75-3019302

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.    SOLE VOTING POWER
         4,562,983**

   6.    SHARED VOTING POWER
         27,150**

   7.    SOLE DISPOSITIVE POWER
         4,562,983**

   8.    SHARED DISPOSITIVE POWER
         27,150**


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,590,133**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.5%**

12. TYPE OF REPORTING PERSON
    IA, HC
    ** See Item 4 of this filing


CUSIP No.:  08442310-2

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Fund
    84-0592523

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.    SOLE VOTING POWER
         2,828,090**

   6.    SHARED VOTING POWER
         -0-

   7.    SOLE DISPOSITIVE POWER
         2,828,090**

   8.    SHARED DISPOSITIVE POWER
         -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,828,090**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    3.4%**

12. TYPE OF REPORTING PERSON
    IV

**  See Item 4 of this filing



Item 1.
  (a). Name of Issuer: W. R. Berkley Corporation ("W. R. Berkley")

  (b). Address of Issuer's Principal Executive Offices:

       475 Steamboat Road
       Greenwich, CT 06830

Item 2.
  (a).-(c).  Name, Principal Business Address, and Citizenship of
Persons
             Filing:

       (1)   Janus Capital Management LLC ("Janus Capital")
             100 Fillmore Street
             Denver, Colorado  80206-4923
             Citizenship:  Delaware

       (2)   Janus Fund
             100 Fillmore Street
             Denver, Colorado 80206-4923
             Citizenship:  Massachusetts


  (d). Title of Class of Securities: Common Stock

  (e). CUSIP Number:  08442310-2

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Capital, is an investment adviser in accordance with Section 240.13d-1(b)(ii)(E) as well as a parent holding company/control person in accordance with Section 240.13d-1(b)(ii)(G). See Item 4 for additional information.

Janus Fund is an Investment Company registered under Section 8 of the Investment Company Act of 1940.


Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on Schedule 13G is hereby incorporated by reference.

Janus Capital has an indirect 100% ownership stake in Bay Isle Financial LLC ("Bay Isle") and an indirect 77.5% ownership stake in Enhanced Investment Technologies LLC ("INTECH"). Due to the above ownership structure, holdings for Janus Capital, Bay Isle and INTECH are aggregated for purposes of this filing. Janus Capital, Bay Isle and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 4,562,983 shares or 5.5% of the shares outstanding of W. R. Berkley Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 27,150 shares or 0.0% of the shares outstanding of W. R. Berkley Common Stock held by such Managed Portfolios. However, INTECH does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Janus Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed
Portfolios to which Janus Capital provides investment advice.


Item 5. Ownership of Five Percent or Less of a Class

This statement is being filed to report the fact that Janus Fund has ceased to be the beneficial owners of more than five percent of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

The interest of any one person does not exceed 5% of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company

INTECH is an indirect subsidiary of Janus Capital (Janus Capital has a indirect 77.5% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment
Company Act of 1940 and to individual and institutional clients.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By  /s/  Heidi J. Walter                       2/16/2004
  Heidi J. Walter,                                Date
    Vice President & Assistant General Counsel

JANUS FUND

By  /s/  Heidi J. Walter                       2/16/2004
  Heidi J. Walter,                                Date
    Vice President & Assistant General Counsel

ENHANCED INVESTMENT TECHNOLOGIES LLC

By  /s/  Heidi J. Walter                2/16/2004
    Heidi J. Walter                               Date
        Under Power of Attorney dated 02/05/03
        On file with Schedule 13G for
        Lamar Advertising Company 2/14/03


EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of W. R. Berkley Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 16th day of February, 2004.

            JANUS CAPITAL MANAGEMENT LLC

            By  /s/  Heidi J. Walter
               Heidi J. Walter, Vice President & Assistant General
Counsel

            JANUS FUND

            By  /s/  Heidi J. Walter
               Heidi J. Walter, Vice President & Assistant General
Counsel